

December 12, 2023

Larry Lei Wu
Chief Executive Officer
GigaCloud Technology Inc
Unit A, 12/F, Shun Ho Tower
24-30 Ice House Street
Central, Hong Kong

      Re: GigaCloud Technology Inc
          Form 20-F for Fiscal Year Ended December 31, 2022
          Response dated December 4, 2023
          File No. 001-41454

Dear Larry Lei Wu:

We have reviewed your December 4, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(y) Segment Reporting, page F-29

1. We note your response to prior comment 1. Given your response stating it is impracticable to accurately attribute revenues by country (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable for each of the typically utilized allocation methods (e.g. by selling location, customer location, or the location to which the service is provided). If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive. Refer to ASC 280-10-05-5 and ASC 280-10-50-40.

Please contact Stephen Kim at 202-551-3291 or Abe Friedman at 202-551-8298 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services